EXHIBIT - (a)(1)(i)

MIDAS, INC.

OFFERING MEMORANDUM

RELATING TO OUR

OFFER TO EXCHANGE

CERTAIN OUTSTANDING OPTIONS TO PURCHASE COMMON STOCK

FOR

REPLACEMENT OPTIONS TO PURCHASE COMMON STOCK

THIS OFFER AND ALL WITHDRAWAL RIGHTS EXPIRE

AT 12:00 MIDNIGHT, EASTERN STANDARD TIME, OR EST, ON SEPTEMBER 9, 2010

UNLESS THIS OFFER IS EXTENDED OR TERMINATED

Midas, Inc., which is sometimes referred to in this offering memorandum as the “Company,” “Midas,” “our,” “us” and “we,” is offering officers and other key employees of Midas and its subsidiaries the opportunity to exchange outstanding options to purchase shares of our common stock granted under the Amended and Restated Midas, Inc. Stock Incentive Plan and the Amended and Restated Midas, Inc. Treasury Stock Plan between 2004 and 2008 that have a per share exercise price ranging from $15.22 to $23.99, which we refer to as “Eligible Options,” for new options to purchase fewer shares of our common stock at a lower exercise price, which we refer to as “Replacement Options,” on the terms and under the conditions set forth in this offering memorandum. In this offering memorandum, we refer to this offering as this “Offer” and we refer to the exchange of Eligible Options for Replacement Options in accordance with the terms of this Offer as the “Exchange Program.” In this offering memorandum, when we refer to a “Section,” unless otherwise indicated, we are referring to a Section of the discussion in this offering memorandum under the caption “This Offer,” which begins on page 10.

Each of the Eligible Options that may be exchanged pursuant to this Offer was granted under either the Amended and Restated Midas, Inc. Stock Incentive Plan, which we refer to as the “Incentive Plan,” or the Amended and Restated Midas, Inc. Treasury Stock Plan, which we refer to as the “Treasury Stock Plan.” We refer to the Incentive Plan and the Treasury Stock Plan individually as a “Plan” and collectively as the “Plans.” Replacement Options will be granted under the same Plan under which the respective Eligible Option being exchanged was granted upon the terms and subject to the conditions set forth in this offering memorandum and the related Midas Stock Option Exchange Program Election Form, which we refer to as the “Election Form.” Participation in the Exchange Program is voluntary.

An individual will be eligible to participate in the Exchange Program, provided that, during the entire period from and including August 12, 2010 through the date the Replacement Options are granted, which we refer to as the “Eligibility Period,” he or she satisfies all of the following conditions:

•

Is actively employed by Midas or a subsidiary of Midas, or is receiving long-term disability benefits from Midas or a subsidiary of Midas, or is on one of the following short-term leaves, as defined by Midas or such subsidiary:

•	Military leave;

•	Short-term disability leave;

•	Family medical leave;

•	Short-term personal leave;

•	Health leave; or

•	Other short-term leave approved by Midas or such subsidiary; and

•	Holds at least one Eligible Option.

Members of the Board of Directors of Midas will not be eligible to participate in this Offer.

In this offering memorandum, we refer to the individuals who are eligible to participate in the Exchange Program as “Eligible Persons.”

If you are an Eligible Person and you elect to participate in the Exchange Program, you must exchange all of your Eligible Options. Partial exchanges of less than all of your Eligible Options are not permitted. If you have previously exercised a portion of an Eligible Option grant, only the portion of that grant which has not yet been exercised will be eligible to be exchanged in the Exchange Program.

Each Eligible Person who participates in the Exchange Program will receive a Replacement Option to purchase shares of Midas common stock in exchange for each Eligible Option that is tendered and accepted for exchange in accordance with the terms of this Offer. The number of shares underlying the Replacement Option will be determined using an exchange ratio designed to result in the fair value of the Replacement Option being approximately equal to the fair value of the Eligible Option tendered for exchange at the time immediately prior to the Eligible Option being cancelled. The exchange ratios will be calculated based upon the closing price of our common stock on the New York Stock Exchange, which we refer to as the “NYSE,” on the date of the exchange, which is expected to be the expiration date of this Offer, as well as other valuation assumptions.

All Eligible Options that are accepted for exchange pursuant to this Offer will be cancelled following the expiration of this Offer, currently scheduled to expire at 12:00 midnight, EST on September 9, 2010. An Eligible Option that is accepted for exchange will no longer be exercisable after the expiration of this Offer, unless the individual who tendered it for exchange ceases to be an Eligible Person before the end of the Eligibility Period, in which event the Eligible Option will remain outstanding and exercisable in accordance with its terms, notwithstanding any action the Company may have taken to cancel the Eligible Option or issue a Replacement Option, which will be void and of no force or effect if the tendering individual ceases to be an Eligible Person before the expiration of the Eligibility Period. If you elect to exchange Eligible Options pursuant to this Offer, your election is accepted and you remain an Eligible Person through the date we grant the Replacement Options, we will grant you Replacement Options under the same Plan under which the respective Eligible Options being exchanged were granted. The new grant date for the Replacement Options will be the date of the exchange, which we expect will be the expiration date of this Offer, unless this Offer is extended by us.

Each Replacement Option will:

•	have a per share exercise price equal to the closing price of the Company’s common stock on the NYSE on the new grant date;

•

be unvested at the time it is granted, and will vest, subject to the Eligible Person’s continuing employment, in two equal annual installments of 50% per year on the first and second anniversaries of the new grant date;

•	be a nonqualified stock option;

•	be exercisable for a period of 10 years from the new grant date; and

•	have substantially similar terms and conditions as the exchanged Eligible Option, except for the new exercise price, the right to purchase fewer shares, the new vesting schedule and the 10-year term.

Although our Board of Directors has approved this Offer, neither we nor our Board of Directors makes any recommendation as to whether you should elect to exchange or refrain from electing to exchange your Eligible Options. You must make your own personal decision whether to elect to exchange your Eligible Options pursuant to this Offer. We urge you to consult your personal financial and tax advisors before deciding whether to elect to exchange your Eligible Options.

This Offer is not conditioned upon a minimum aggregate number of Eligible Options being tendered for exchange. This Offer is subject to certain conditions which we describe in Section 7 of this offering memorandum.

Shares of our common stock are quoted on the NYSE under the symbol “MDS.” On August 6, 2010, the closing sales price of our common stock as quoted on the NYSE was $8.55 per share. We recommend that you obtain current market quotations for our common stock before deciding whether to participate in the Exchange Program.

As of August 6, 2010, options to purchase 1,828,453 shares of our common stock were granted and outstanding under the Incentive Plan and options to purchase 94,000 shares of our common stock were granted and outstanding under the Treasury Stock Plan. Of these options, Eligible Persons held Eligible Options to purchase a total of 766,840 shares of our common stock, 681,840 of which were issued under the Incentive Plan and 85,000 of which were issued under the Treasury Stock Plan. Currently, there are 31 Eligible Persons, which includes all five named executive officers of Midas.

IMPORTANT

If you wish to participate in the Exchange Program, an individualized Election Form is included with this offering memorandum. Election Forms should be sent to Midas, Inc.:

•	by regular mail to Midas, Inc., 1300 Arlington Heights Road, Itasca, Illinois 60143, Attn: Mike Kunstman;

•	by facsimile to (630) 438-3055; or

•	by e-mail to optionexchangeacceptance@midas.com. Election Forms should not be sent via inter-office mail.

To participate, your Election Form must be received by us no later than 12:00 midnight, EST on September 9, 2010, unless this Offer is extended by us. You will receive a confirmation by e-mail after our receipt of your completed Election Form. If your Eligible Options are properly tendered for exchange, and are not properly withdrawn and are accepted by us for exchange, you will receive a final confirmation notice following the expiration of this Offer. The final confirmation notice will confirm that your Eligible Options have been accepted for exchange and cancelled and will set forth the number of shares you are entitled to purchase with your Replacement Options and their per share exercise price.

Midas is not making any recommendation, nor has Midas authorized any person to make any recommendation on our behalf, as to whether you should exchange or refrain from exchanging your Eligible Options pursuant to this Offer. You should rely only on the information contained in this document or other information to which we have referred you. Midas has not authorized anyone to give you any information or to make any representation in connection with this Offer other than the information and representations contained in this offering memorandum or in the related Election Form. If anyone makes any recommendation or representation to you or gives you any information other than the information and representations contained in this offering memorandum, you must not rely upon that recommendation, information or representation as having been made or authorized by Midas.

Nothing in this offering memorandum shall be construed to give any person the right to remain in the employ of Midas or any of its subsidiaries or to affect our right to terminate the employment of any person at any time with or without cause to the extent permitted by law. Nothing in this offering memorandum should be considered a contract or guarantee of employment, wages or compensation.

Midas reserves the right to amend or terminate the Plans, at any time, and the grant of an option under any Plan, or any of Midas’ other stock option plans or this Offer, does not in any way obligate Midas to grant additional options or offer further opportunities to participate in any offer to exchange at any future time. The grant of any options and any future options under any Plan or in relation to this Offer is wholly discretionary in nature and is not to be considered part of any normal or expected compensation that is or would be subject to severance, resignation, termination or similar pay, other than to the extent required by applicable law.

v

SUMMARY TERM SHEET

The following are answers to some of the questions that you may have about this Offer. We urge you to read the following questions and answers carefully. We also urge you to read the remainder of this offering memorandum where you can find a more complete description of the topics in this Summary Term Sheet and the Election Form. Because each Eligible Person is in a different financial situation, we suggest that you consult with your personal financial and tax advisors before deciding whether or not to participate in the Exchange Program. Please review these questions and answers and the other materials provided to ensure that you are making an informed decision regarding whether or not to participate in the Exchange Program.

The questions and answers have been separated into three categories:

•	Exchange Program Design and Purpose

•	Administration and Timing of Exchange Program

•	Other Important Questions

EXCHANGE PROGRAM DESIGN AND PURPOSE

1. What is the Exchange Program?

The Exchange Program is a program being offered by Midas to allow Eligible Persons to exchange their Eligible Options for Replacement Options. The Exchange Program is voluntary and will allow Eligible Persons to choose whether to keep their Eligible Options at the existing exercise prices or to exchange those Eligible Options for fewer Replacement Options with a lower exercise price. The Exchange Program does not pertain to, and will have no affect on, any options you own other than Eligible Options.

2. Why are we conducting the Exchange Program?

We have granted stock options to our employees, executive officers and directors consistent with the view that stock-based incentive compensation plays a key role in our being able to recruit, motivate and retain qualified individuals. While our compensation packages generally include a number of different components, we believe equity compensation is one of the key components as it encourages our employees to work toward our success and aligns their interests with those of our shareholders by providing them with a means by which they can benefit from increasing the value of our common stock. We believe that it is beneficial to our shareholders to maintain an incentive pool of shares that can be granted to retain and incentivize our employees, executive officers and directors.

Approximately 67.33% of the Company’s outstanding options are underwater at our stock price of $8.55 as of August 6, 2010. Between 2004 and 2008, we granted options to purchase shares of our common stock under the Plans at an exercise price per share ranging from $15.22 to $23.99, with a weighted average exercise price per share of $18.91, of which options to purchase 766,840 shares are currently outstanding. These options are significantly underwater as the option exercise price is significantly higher than the current market price of our common stock. Although we continue to believe that stock options are an important component of our compensation program, we believe that these underwater options are perceived by their holders as having a reduced incentive and retention effect due to the difference between the exercise prices and the current market price of our common stock. As a result, these options are not providing the incentives and retention value that our Board of Directors believes are necessary to our future success and growth in the value of our shares. We believe that this Offer will reverse the condition of lost incentive and value and that it will also serve as a retention tool because the Replacement Options will all be subject to a two-year vesting period compared to many of the Eligible Options which previously vested.

3. What are Eligible Options?

Eligible Options are those currently outstanding options to purchase from Midas shares of Midas stock that (i) have an exercise price ranging from $15.22 to $23.99 per share, (ii) were granted between 2004 and 2008 under the Plans and (ii) are held by Eligible Persons.

4. Who are Eligible Persons?

An individual will be eligible to participate in the Exchange Program, provided that, during the entire period from and including August 12, 2010 through the date the Replacement Options are granted, he or she satisfies all of the following conditions:

•

Is actively employed by Midas or a subsidiary of Midas, or is receiving long-term disability benefits from Midas or a subsidiary of Midas, or is on one of the following short-term leaves, as defined by Midas or such subsidiary:

•	Military leave;

•	Short-term disability leave;

•	Family medical leave;

•	Short-term personal leave;

•	Health leave; or

•	Other short-term leave approved by Midas or such subsidiary; and

•	Holds at least one Eligible Option.

5. Who is not eligible to participate in the Exchange Program?

The following individuals are not eligible to participate in the Exchange Program:

•	Retirees;

•	Persons on short-term leave other than one of the short-term leaves described in the answer to Question 4 above;

•	Members of the Board of Directors; and

•	Terminated employees.

6. What are Replacement Options?

Replacement Options are the options that will be granted to Eligible Persons in exchange for tendered and accepted Eligible Options.

7. How are Replacement Options different from Eligible Options?

Each Replacement Option will represent the right to purchase fewer shares of our common stock at a lower exercise price per share than the Eligible Option for which it is exchanged. The exercise price of the Replacement Option will be equal to the closing price of the Company’s common stock on the NYSE on this Offer’s expiration date, when the Replacement Options will be granted (currently expected to be September 9, 2010). The Replacement Options will have a 10-year term which will be longer than the remaining term of the Eligible Options.

Other than the number of shares that may be purchased, the exercise price, the vesting schedule and the expiration dates, the terms and conditions of the Replacement Options will be substantially similar to the respective Eligible Options for which they are exchanged. The vesting schedule in each Replacement Option will be as set forth in the answer to Question 8 below.

8. When will the Replacement Options vest?

Each Replacement Option will be unvested at the time it is granted and will become vested on the basis of the Eligible Person’s continued employment with Midas or its subsidiaries in accordance with and subject to the terms of the Replacement Option and the Plan under which the Replacement Option is being granted.

Each Replacement Option will vest in two equal annual installments of 50% per year on the first and second anniversaries of the grant date.

9. How many shares will I be able to purchase if I exercise a Replacement Option?

Your Replacement Option will represent the right to purchase fewer shares than the Eligible Option tendered for exchange. The number of shares represented by your Replacement Option will be determined using an exchange ratio designed to result in the fair value of the Replacement Option being approximately equal to the fair value of the exchanged Eligible Option at the time immediately prior to the Eligible Option being cancelled. The exchange ratios used in this Offer will be calculated by our Compensation Committee based upon the calculations of an independent valuation firm using the Black-Scholes option valuation model and based upon the closing price of our common stock on the NYSE on the exchange date, which is expected to be the expiration date of this Offer.

The Eligible Option Information Sheet that you received along with this Offer document and the Election Form includes hypothetical examples of the number of Replacement Options that may be granted at various assumed exercise prices. As noted on the Eligible Option Information Sheet, the number of Replacement Options shown on the Eligible Option Information Sheet are hypothetical examples only and are based on assumptions made as of the date noted on the Eligible Option Information Sheet. The actual number of Replacement Options granted in exchange for tendered Eligible Options will be determined based upon the NYSE closing price of our common stock on the exchange date, which is expected to be the expiration date of this Offer, as well as other valuation assumptions. The Replacement Options granted will be rounded to the nearest whole number on a grant-by-grant basis. Adjustments to any of the assumptions, such as a change in the volatility of our common stock, used to calculate the information in the Eligible Option Information Sheet will result in a change to the number of Replacement Options that may be granted under this Offer. As a result, the number of Replacement Options set forth in the Eligible Option Information Sheet may not represent the actual number of Replacement Options that you would receive in this Offer.

10. How will the number of shares I will be entitled to purchase pursuant to a Replacement Option be determined?

The number of shares you will be entitled to purchase pursuant to a Replacement Option will be determined as follows:

•	multiplying (i) the number of shares you would have been entitled to purchase pursuant to the Eligible Option you exchanged for the Replacement Option by (ii) the applicable exchange ratio; and

•	rounding the resulting number to the nearest whole number.

The exchange ratios will be determined as described in the answer to Question 9 above, and as further described in Section 8 of this offering memorandum.

11. What is the Black-Scholes valuation model?

The Black-Scholes valuation model is a widely-used and generally accepted option valuation methodology that provides an estimate of the fair value of a stock option. It is the same model Midas uses to value its stock options for financial statement reporting purposes.

12. Do I have to participate in the Exchange Program?

No. Participation in the Exchange Program is completely voluntary. Although the Board of Directors has approved making this Offer to you, neither Midas nor the Board of Directors is making any recommendation as to your participation in the Exchange Program. The decision to participate must be yours. We urge you to consult with your personal financial and tax advisors for advice on the tax and other investment-related implications of participating in the Exchange Program. Since the exchange ratios and the exercise price of the Replacement Options will not be determined until the exchange date (currently anticipated to be September 9, 2010), you should consider, before the termination of this Offer, whether any changes in the market price of the Company’s common stock between the date hereof and September 9, 2010 affects a decision whether or not to participate in the Exchange Program.

13. When must I be an Eligible Person?

To participate in the Exchange Program, you must be an Eligible Person throughout the entire Eligibility Period, which runs from and includes the date this Offer commences (August 12, 2010), through the date the Replacement Options are granted (currently anticipated to be September 9, 2010). If you are not an Eligible Person throughout the entire Eligibility Period, any election you make to participate in this Offer will be automatically voided and your existing Eligible Options will remain outstanding and unchanged.

14. Does participation in the Exchange Program create a right to continued employment?

No. Your participation in the Exchange Program gives you no legal or other right to continued employment for any period.

15. What happens if I leave Midas or one of its subsidiaries because my employment is terminated by Midas or one of its subsidiaries, I die or I otherwise become ineligible at any time during the Eligibility Period?

If you are not an Eligible Person for any reason at any time during the Eligibility Period, including on the date Replacement Options are granted (currently anticipated to be September 9, 2010), any election you make to participate in the Exchange Program will be automatically voided and the Eligible Options you tendered for exchange will remain outstanding, in accordance with the terms and conditions of the Eligible Option grant documents for those Eligible Options.

16. Why can’t I just be granted additional options?

An additional grant of options to all Eligible Persons could have a negative effect on our stock dilution, outstanding shares and share price. In addition, as of August 6, 2010, we had only 154,021 shares of common stock available for grant under the Incentive Plan and no shares available for grant under the Treasury Stock Plan, making the granting of additional options impracticable.

17. If I participate in the Exchange Program, what will happen to the Eligible Options that I exchange?

Eligible Options that are accepted for exchange under the Exchange Program will be cancelled on the date the Replacement Options are granted, which is expected to be the expiration date of this Offer. The shares of Midas common stock underlying any cancelled Eligible Option will be available to be awarded under the Plans, including shares reserved for issuance upon exercise of Replacement Options.

18. What will happen to Eligible Options that I choose not to exchange?

Eligible Options that you choose not to exchange will remain outstanding and retain their existing terms, including the existing exercise price, vesting schedule and expiration date.

19. Will my participation in the Exchange Program affect my eligibility to receive future stock option grants?

Participation or non-participation in the Exchange Program will have no effect on your consideration for future stock option grants. Your eligibility is determined under the terms and conditions of the Plan under which any future stock options may be granted.

20. What are the conditions to this Offer?

This Offer is subject to a number of conditions, including the conditions described in Section 7 of this offering memorandum. Please read this entire offering memorandum for a full description of all of the terms and conditions of this Offer. There is no minimum number of Eligible Options that must be tendered in the aggregate by all Eligible Persons as a condition to this Offer.

ADMINISTRATION AND TIMING OF EXCHANGE PROGRAM

21. How do I participate in the Exchange Program?

Election instructions along with the required documentation to make your exchange election are enclosed with this offering memorandum. To participate, you must complete and submit the enclosed Election Form, which must be received by us no later than 12:00 midnight, EST on September 9, 2010, unless this Offer is extended by us. Election Forms may be submitted by any one of the following methods:

•	mailed to: Midas, Inc., 1300 Arlington Heights Road, Itasca, Illinois 60143, Attn: Mike Kunstman;

•	faxed to: (630) 438-3055; or

•	scanned and e-mailed to: optionexchangeacceptance@midas.com.

Election Forms should not be returned via inter-office mail. If you have any questions about the election process, please send an e-mail directly to optionexchangeacceptance@midas.com. You may also call Mike Kunstman at (630) 438-3055. You will have the ability to leave a voice message on this extension.

22. How will I know Midas received my Election Form?

You will receive a confirmation by e-mail after we receive your completed Election Form. If you do not receive a confirmation, please call Mike Kunstman at (630) 438-3055 or send an e-mail directly to optionexchangeacceptance@midas.com.

23. How will I know my Eligible Options were exchanged?

If your Eligible Options are properly tendered for exchange and accepted by us for exchange, you will receive a final confirmation notice following the expiration of this Offer. The final confirmation notice will confirm that your Eligible Options have been accepted for exchange and cancelled and will set forth the number of Replacement Options that have been granted to you and their exercise price.

24. Is Midas required to accept my Eligible Options for exchange?

We reserve the right to reject any or all Eligible Options tendered for exchange that we determine are not in appropriate form or that we determine are unlawful to accept. Subject to our rights to extend, terminate and amend this Offer, we currently expect that we will accept, promptly after the expiration of this Offer, all Eligible Options properly tendered for exchange that are not validly withdrawn.

25. How do I obtain information about all of my Eligible Options?

You may view your current Eligible Option holdings by contacting Mike Kunstman at:

Phone: (630) 438-3055

Facsimile: (630) 438-3055

Email: mkunstman@midas.com

In addition, you may access your account on the Merrill Lynch website at www.benefits.ml.com. To access the Merrill Lynch website you will need your User ID and Password.

26. Must I submit my Eligible Option grant documents with my Election Form?

No. You do not need to submit any Eligible Option grant documents in order to tender Eligible Options for exchange.

27. What is the deadline to elect to participate in the Exchange Program?

The deadline to participate in the Exchange Program is 12:00 midnight, EST on September 9, 2010, unless this Offer is extended by us. This means that your completed Election Form must be received by us before that time. Election Forms can be submitted by any one of the permitted methods set forth in the answer to Question 21 above. Election Forms should not be returned via inter-office mail.

We may, in our discretion, extend this Offer at any time, but we cannot assure you that this Offer will be extended or, if extended, for how long. If this Offer is extended, we will make a public announcement of the extension as described in Section 14 of this offering memorandum. If this Offer is extended, you must deliver your Election Form before the time to which this Offer is extended.

28. What will happen if my Election Form is not received as required by the deadline?

If your Election Form is not received by us by the deadline, then you will not be able to participate in the Exchange Program and all Eligible Options currently held by you will remain unchanged, including the exercise price and number of underlying shares.

29. May I withdraw my election?

Yes. You may withdraw a previously submitted election to exchange Eligible Options at any time before 12:00 midnight, EST on September 9, 2010. If this Offer is extended by us beyond that time, you can withdraw your election at any time before the time to which this Offer is extended.

30. How do I withdraw my election?

To withdraw your previously submitted Election Form, you must request a replacement Election Form and submit it in the same manner set forth in the answer to Question 21 above, and we must receive the replacement Election Form before the expiration of this Offer at 12:00 midnight, EST on September 9, 2010, unless this Offer is extended by us. It is your responsibility to confirm that we have received your replacement Election Form before the expiration of this Offer. In all cases, the last Election Form submitted and received prior to the expiration of this Offer will prevail.

31. If I have several different Eligible Option grants, may I elect to exchange one grant but not the others?

No. If you were issued more than one Eligible Option grant and you elect to participate in this Offer, you must exchange all of your Eligible Options. Partial exchanges of less than all of your Eligible Options are not permitted.

32. May I exchange the remaining portion of an Eligible Option grant that I have already partially exercised?

Yes, any remaining outstanding, unexercised Eligible Options under a grant may be exchanged.

33. May I exchange both the vested and unvested portions of an Eligible Option grant?

Yes. Each Eligible Option grant exchanged must be exchanged in its entirety, whether or not it is fully vested. Each Replacement Option will be unvested at the time it is granted and will become vested according to a new vesting schedule described in the answer to Question 8 above.

34. When will I receive my Replacement Option grant documents?

We will grant the Replacement Options shortly following the time the Eligible Options you tendered to exchange are accepted and cancelled. If this Offer expires on September 9, 2010, we would expect the exchange and the grant of the Replacement Options to occur on that day. Grant documents for the Replacement Options will be mailed to you thereafter.

35. What if my employment with Midas or any of its subsidiaries is terminated after the date the Replacement Options are granted?

If your employment with Midas or any of its subsidiaries is terminated for any reason after the date Replacement Options are granted to you, you will have the same exercise rights, if any, under each of your Replacement Options that you would have had under the Eligible Option exchanged for that Replacement Option, but with respect to the smaller number of shares, and the lower exercise price, the new vesting schedule and the new expiration date provided for in the Replacement Option.

Each Replacement Option will be subject to the same forfeiture conditions as the corresponding Eligible Option, subject to the new vesting schedule.

36. After I receive Replacement Options, what happens if my Replacement Options end up underwater?

We are conducting the Exchange Program at this time because of Midas’ stock price decline. We can provide no assurance as to the price of our common stock at any time in the future. Moreover, we cannot speculate on whether we will ever conduct another exchange program at any time in the future should your Replacement Options end up underwater.

OTHER IMPORTANT QUESTIONS

37. Are there any U.S. federal income tax consequences to my participation in the Exchange Program?

If you accept this Offer, we believe, under current U.S. law, you will not recognize income for U.S. federal income tax purposes upon the receipt of Replacement Options in exchange for your Eligible Options. All Replacement Options will be characterized as “nonqualified” options for federal income tax purposes. This and other tax considerations relating to the exchange and the Replacement Options are described in Section 13 below under the heading “Material U.S. Federal Income Tax Consequences.” You should review this information carefully before deciding whether or not to participate in this Offer. You should also consult your personal tax advisor with any questions regarding the tax consequences of participating in the Exchange Program in the context of your own situation.

38. How should I decide whether or not to participate?

The decision to participate must be each individual Eligible Person’s personal decision, and it will depend largely on each Eligible Person’s assumptions about the performance of publicly-traded stocks generally, our own stock price and our business. We suggest that you consult with your personal financial and tax advisors before deciding whether or not to participate in the Exchange Program.

RISK FACTORS

Participation in this Offer involves a number of potential risks and uncertainties, including those described below. The risks and uncertainties below and the risks and uncertainties set forth in our Annual Report on Form 10-K for the fiscal year ended January 2, 2010, filed on March 18, 2010 and incorporated herein by reference, highlight the material risks of participating in this Offer. Eligible Persons should consider these risks and uncertainties, among other things, and are encouraged to speak with a financial, tax or legal advisor as necessary before deciding whether or not to participate in this Offer. In addition, we urge you to read all of the materials relating to this Offer before deciding whether or not to tender your Eligible Options for exchange.

Risks Related to this Offer

You will receive Replacement Options covering fewer shares than the Eligible Options that you tender for exchange under this Offer.

We have designed this Offer to make the issuance of the Replacement Options accounting expense neutral to Midas, which means that the number of shares represented by a Replacement Option will be determined using an exchange ratio designed to result in the fair value of the Replacement Options being approximately equal to the fair value of the Eligible Options tendered for exchange at the time the Replacement Options are granted. As a result, you will be issued Replacement Options that will represent the right to purchase fewer shares than the Eligible Options tendered for exchange at a lower exercise price. The exchange ratios used to determine the actual number of shares that you will have the right to purchase under the Replacement Options will be based upon the closing price of our common stock as reported on the NYSE on the exchange date, which is expected to be the expiration date of this Offer, as well as various valuation assumptions under the Black-Scholes pricing model, and thus you will not know the actual number of shares that you will have the right to purchase under the Replacement Options at the time that you tender your Eligible Options for exchange.

If the price of our common stock increased after the date on which your Eligible Options were cancelled, your cancelled Eligible Options might have been worth more than the Replacement Options that you received in exchange for them.

Because you will receive Replacement Options covering fewer shares than the Eligible Options surrendered, it is possible that, at some point in the future, your exchanged Eligible Options would have been economically more valuable than the Replacement Options issued pursuant to this Offer. For example, assume, for illustrative purposes only, that you exchange Eligible Options for 20,000 shares with an exercise price of $19.00, that you receive a grant of 10,000 Replacement Options and the exercise price of the Replacement Options is $9.00 per share, and three years after the new grant date the price of our common stock increases to $30.00 per share. Under this example, if you had kept your exchanged Eligible Options and sold all 20,000 shares at $30.00 per share, you would have realized a pre-tax gain of $220,000, but if you exchanged your Eligible Options and sold the shares subject to the Replacement Options, you would only realize a pre-tax gain of $210,000.

If you exchange Eligible Options for Replacement Options and your employment with us or one of our subsidiaries terminates for any reason before the shares represented by the Replacement Options vest, you will forfeit any unvested portion of your Replacement Options.

If you elect to participate in this Offer, each Replacement Option issued to you will have the vesting schedule described herein. Generally, if you are no longer employed by us or one of our subsidiaries, your Replacement Options will cease to vest and any unvested portion of your Replacement Options will be cancelled as of the date of your termination. Accordingly, if you exchange Eligible Options for Replacement Options and your employment with us or one of our subsidiaries terminates for any reason before the Replacement Options vest, you will forfeit any unvested portion of your Replacement Options even if the shares represented by the Eligible Options were vested at the time the Eligible Options were tendered for exchange or would otherwise have become vested before your employment terminates.

Nothing in this Offer should be construed to confer upon you the right to remain an employee of Midas or one of our subsidiaries. The terms of your employment with us remain unchanged by the Exchange Program. We cannot guarantee or provide you with any assurance that you will not be subject to involuntary termination or that you will otherwise remain in our employ until the grant date or vesting dates for the Replacement Options or thereafter.

If you are subject to the tax laws of another country, even if you are a resident of the United States, you should be aware that there may be other tax and social insurance consequences that may apply to you. You should consult your own tax advisors to discuss these consequences.

Business-Related Risks

For a discussion of risks associated with our business, please see the discussion of risks under the heading “Risk Factors” in our Annual Report on Form 10-K for the year ended January 2, 2010.

THIS OFFER

SECTION 1: Eligibility; Number of Replacement Options; Expiration Time.

Upon the terms and subject to the conditions of this Offer, we will grant Replacement Options under the respective Plan under which the Eligible Options being exchanged were granted in exchange for Eligible Options that are properly tendered for exchange and not validly withdrawn in accordance with Section 4 of this offering memorandum before the “Expiration Time,” as we have defined this term below.

An individual will be eligible to participate in the Exchange Program, provided that during the entire Eligibility Period, which runs from and includes August 12, 2010 through the date the Replacement Options are granted, he or she satisfies all of the following conditions:

•

Is actively employed by Midas or a subsidiary of Midas, or is receiving long-term disability benefits from Midas or a subsidiary of Midas, or is on one of the following short-term leaves, as defined by Midas or such subsidiary:

•	Military leave;

•	Short-term disability leave;

•	Family medical leave;

•	Short-term personal leave;

•	Health leave; or

•	Other short-term leave approved by Midas or such subsidiary; and

•	Holds at least one Eligible Option.

Members of the Board of Directors of Midas are not eligible to participate in this Offer.

Even if you are an Eligible Person when the Exchange Program commences, you will only be eligible to exchange Eligible Options for Replacement Options if you continue to meet all of the conditions of an Eligible Person throughout the entire Eligibility Period, including the date on which the Replacement Options are granted.

This Offer’s Expiration Time is 12:00 midnight, EST on September 9, 2010, unless and until we, in our sole discretion, extend the period of time during which this Offer will remain open. If we extend the period during which this Offer remains open, the Expiration Time will be the latest time and date at which this Offer, as so extended, expires. See Section 14 of this offering memorandum for a description of our rights to extend, delay, terminate and amend this Offer.

If you elect to participate in the Exchange Program, you must exchange all of your Eligible Option grants. Partial exchanges of less than all of your Eligible Options are not permitted. If you have previously exercised a portion of an Eligible Option grant, only the portion of that grant which has not been exercised will be eligible to be exchanged for a Replacement Option.

If you properly tender one or more Eligible Options that are accepted for exchange, the exchanged Eligible Options will be cancelled, and, subject to the terms of this Offer, you will be entitled to receive Replacement Options to acquire a certain number of shares determined as described in Section 8 of this offering memorandum, subject to adjustments for any future stock splits, stock dividends and similar events and in accordance with the terms of the applicable Plan. An Eligible Option that is accepted for exchange will no longer be exercisable after the expiration of this Offer, unless the individual who tendered it for exchange ceases to be an Eligible Person before the end of the Eligibility Period, in which event the Eligible Option will remain outstanding and exercisable in accordance with its terms, notwithstanding any action the Company may have taken to cancel the Eligible Option or issue a Replacement Option, which will be void and of no force or effect if the tendering individual ceases to be an Eligible Person before the expiration of the Eligibility Period.

The number of shares represented by the Replacement Options will be determined using an exchange ratio designed to result in the fair value of the Replacement Options at the time the Replacement Options are granted being approximately equal to the fair value of the Eligible Options tendered for exchange at the time immediately prior to the Eligible Options being cancelled. The exchange ratios used in this Offer will be calculated by our Compensation Committee based upon the calculations of an independent valuation firm using the Black-Scholes option valuation model and based upon the closing price of our common stock as reported on the NYSE on the exchange date, which is expected to be the expiration date of this Offer.

Unless prevented by law or applicable regulations, Eligible Options accepted for exchange and cancelled will be replaced with Replacement Options granted under the respective Plan under which the Eligible Options being exchanged were granted. Each Replacement Option will represent the right to purchase at a lower exercise price per share fewer shares than the Eligible Option for which it is exchanged. The exercise price of the Replacement Options will be equal to the closing price of the Company’s common stock on the NYSE on the grant date, which will be the date of the exchange.

We will not grant any Replacement Options exercisable for fractional shares. Instead, if the exchange ratio, when applied to an exchange of an Eligible Option for a Replacement Option, yields a fractional amount of shares, we will round to the nearest whole number the shares to be covered by that Replacement Option.

Each Replacement Option will:

•	have a per share exercise price equal to the closing price of the Company’s common stock on the NYSE on the grant date;

•	have a 10-year term which will be longer than the remaining term of the exchanged Eligible Option;

•

will be unvested at the time it is granted, and subject to the Eligible Person’s continuing employment, will vest in two equal annual installments of 50% per year on the first and second anniversaries of the grant date;

•	continue to be exercisable on substantially similar terms (other than vesting, exercise price, number of shares and expiration date) as the exchanged Eligible Option; and

•	be a nonqualified stock option.

If we materially change the terms of this Offer or the information concerning this Offer, or if we waive a material condition of this Offer, we will extend this Offer in accordance with applicable legal requirements. Except for a change in price, the amount of time by which we will extend this Offer following a material change in the terms of this Offer or information concerning this Offer will depend on the facts and circumstances, including the relative materiality of such terms or information. If we materially change the terms of this Offer we will publish notice or otherwise notify you of our action in writing, in accordance with applicable legal requirements.

SECTION 2: Purpose of this Offer.

We have granted stock options to our employees, executive officers and directors consistent with the view that stock-based incentive compensation plays a key role in our being able to recruit, motivate and retain qualified individuals. While our compensation packages generally include a number of different components, we believe equity compensation is one of the key components as it encourages our employees to work toward our success and aligns their interests with those of our shareholders by providing them with a means by which they can benefit from increasing the value of our common stock. We believe that it is beneficial to our shareholders to maintain an incentive pool of shares that can be granted to retain and incentivize our employees, executive officers and directors.

Approximately 67.33% of the Company’s outstanding options are underwater at our stock price of $8.55 as of August 6, 2010. Between 2004 and 2008, we granted options to purchase shares of our common stock under the Plans at an exercise price per share ranging from $15.22 to $23.99, with a weighted average exercise price per share of $18.91, of which options to purchase 766,840 shares are currently outstanding. These options are significantly underwater as the option exercise price is significantly higher than the current market price of our common stock. For example, on August 6, 2010, the closing price of our common stock on the NYSE was $8.55 per share, which is about 45.2% of the weighted average option exercise price of $18.91 per share. The 52-week range of Midas’ common stock was $6.75 to $12.50, with the 52-week high of $12.50 occurring in April 2010. Although we continue to believe that stock options are an important component of our compensation program, we believe that these underwater options are perceived by their holders as having a reduced incentive and retention effect due to the difference between the exercise prices and the current market price of our common stock. As a result, these options are not providing the incentives and retention value that our Board of Directors believes are necessary to our future success and growth in the value of our shares. We believe that this Offer will reverse the condition of lost incentive and value and that it will also serve as a retention tool because the Replacement Options will all be subject to a two-year vesting period compared to many of the Eligible Options which previously vested.

Neither we nor our Board of Directors makes any recommendation as to whether you should elect to exchange your Eligible Options, nor have we authorized any person to make any such recommendation. You are urged to evaluate carefully all of the information in this offering memorandum. You must make your own decision whether to elect to exchange your Eligible Options.

SECTION 3: Procedures for Electing to Exchange Eligible Options.

Proper Exchange of Eligible Options. If you wish to participate in the Exchange Program, you should complete and return an Election Form, a copy of which accompanies this offering memorandum. Election Forms should be sent to Midas, Inc. by one of the following methods:

•	by regular mail to Midas, Inc., 1300 Arlington Heights Road, Itasca, Illinois 60143, Attn: Mike Kunstman;

•	by facsimile to (630) 438-3055; or

•	by e-mail to optionexchangeacceptance@midas.com.

Election Forms should not be sent via inter-office mail. To participate, your Election Form must be received by us no later than 12:00 midnight, EST on September 9, 2010, unless this Offer is extended by us. You will receive a confirmation by e-mail after our receipt of your completed Election Form. If your Eligible Options are properly tendered for exchange and accepted by us for exchange, you will receive a final confirmation notice following the expiration of this Offer. The final confirmation notice will confirm that your Eligible Options have been accepted for exchange and cancelled and will set forth the number of shares your Replacement Options entitle you to purchase and the per share exercise price.

If we do not receive your Election Form by the Expiration Time, then you will not be able to participate in the Exchange Program, and each Eligible Option currently held by you will remain intact with its original exercise price and with its other original terms.

The method of delivery of all documents to us, including the Election Form, is at the election and risk of the electing Eligible Person. It is your responsibility to allow sufficient time to ensure timely delivery to and receipt by us of any documents you elect to send to us.

Determination of Validity; Rejection of Eligible Options; Waiver of Defects; No Obligation to Give Notice of Defects. We will determine, in our sole discretion, all questions as to the validity, form, eligibility, including time of receipt, and acceptance of any documentation relating to the exchange of Eligible Options. Our determination of these matters will be final, conclusive and binding on all persons. We reserve the right to reject any or all Eligible Options tendered for exchange that we determine are not in appropriate form or that we determine are unlawful to accept or are not timely tendered. We also reserve the right, in our reasonable discretion, to waive any of the conditions of this Offer or any defect or irregularity in any tender of Eligible Options for exchange. If we waive any of the conditions of this Offer, we will do so for all Eligible Persons. No tender of Eligible Options for exchange will be deemed to have been properly made until all defects or irregularities have been cured by the electing Eligible Person or waived by us. Neither we nor any other person is obligated to give notice of any defects or irregularities, nor will anyone incur any liability for failure to give any such notice.

Our Acceptance Constitutes an Agreement. Your election to exchange Eligible Options pursuant to the procedures described above constitutes your acceptance of the terms and conditions of this Offer. Our acceptance of the Eligible Options that you tender for exchange pursuant to this Offer will constitute our binding agreement with you upon the terms and subject to the conditions of this Offer.

Subject to our rights to extend, terminate and amend this Offer, we currently expect that we will accept promptly after the expiration of this Offer all properly tendered Eligible Options that have not been validly withdrawn.

SECTION 4: Withdrawal Rights.

You may only withdraw your tendered Eligible Options in accordance with the provisions of this Section 4. You may withdraw your tendered Eligible Options at any time before the Expiration Time (12:00 midnight, EST on September 9, 2010). If the Expiration Time is extended by us, you can withdraw your tendered Eligible Options at any time until the Expiration Time as extended for this Offer.

To validly withdraw tendered Eligible Options, you must submit a replacement Election Form. We must receive the replacement Election Form before the Expiration Time. Providing us with a properly completed Election Form that specifically declines to participate in the Exchange Program and that is submitted in the manner set forth above for submission of an Election Form will constitute a proper notice of withdrawal. It is your responsibility to confirm that we received your replacement Election Form indicating the withdrawal of your tendered Eligible Options before the Expiration Time. If you elect to withdraw any Eligible Option grant, you must withdraw all of your Eligible Option grants. Partial withdrawals of less than all of your Eligible Options are not permitted. Withdrawals that follow the aforementioned procedures will be considered valid and your Eligible Options will not be considered tendered for exchange. In order to subsequently exchange Eligible Options that were subject to a valid withdrawal, you must properly re-tender for exchange those Eligible Options before the Expiration Time by following the procedures described in Section 3 of this offering memorandum.

Neither Midas nor any other person is obligated to give notice of any defects or irregularities in any Election Form submitted to withdraw previously tendered Eligible Options, nor will anyone incur any liability for failure to give any such notice. We will determine, in our sole discretion, all questions as to the form and validity, including time of receipt, of notices of withdrawal. Our determination of these matters will be final, conclusive and binding.

SECTION 5: Acceptance of Eligible Options for Exchange and Issuance of Replacement Options.

Upon the terms and subject to the conditions of this Offer, including those conditions listed in Section 7 of this offering memorandum, and promptly following the expiration of this Offer, we expect to accept for exchange all Eligible Options properly tendered for exchange and not validly withdrawn before the Expiration Time. Once your Eligible Options have been accepted for exchange and cancelled, you will receive a final confirmation notice confirming that those Eligible Options have been accepted for exchange and cancelled.

If your Eligible Options are properly tendered for exchange and accepted by us, subject to the terms of this Offer, we will cancel your tendered Eligible Options, and you will be granted Replacement Options on the exchange date of this Offer. Grant documents for the Replacement Options will be mailed to you thereafter.

If you cease to be an Eligible Person at any time during the Eligibility Period, including the date the Replacement Options are granted, your election to participate in this Offer will be automatically voided and your existing Eligible Options will remain outstanding and exercisable in accordance with their respective terms, notwithstanding any action the Company may have taken to cancel the Eligible Options or issue Replacement Options.

For purposes of this Offer, we will be deemed to have accepted for exchange Eligible Options that are validly tendered for exchange and not properly withdrawn when we give written notice to the Eligible Persons of our acceptance for exchange of their Eligible Options. We intend to give you this notice by e-mail. Subject to our rights to extend, terminate and amend this Offer, you will receive your Replacement Option grant documents after the new grant date.

SECTION 6: Price Range of Common Stock Underlying the Eligible Options.

Our common stock is quoted on the NYSE under the symbol “MDS.” The following table shows, for the periods indicated, the high and low sales prices per share of our common stock as quoted on the NYSE.

	High	Low
Fiscal 2010
1st Quarter	$11.39	$7.90
2nd Quarter	12.50	7.13
3rd Quarter (through August 6, 2010)	8.94	7.15
Fiscal 2009
1st Quarter	$11.99	$6.30
2nd Quarter	11.73	8.84
3rd Quarter	10.55	8.40
4th Quarter	9.35	6.75
Fiscal 2008
1st Quarter	$19.12	$12.71
2nd Quarter	18.40	12.60
3rd Quarter	17.63	12.69
4th Quarter	14.17	6.57

As of August 6, 2010, the closing price of our common stock as reported by the NYSE was $8.55 per share. There is no established trading market for employee stock options to purchase shares of our common stock.

We recommend that you obtain current market quotations for our common stock before deciding whether to participate in the Exchange Program.

SECTION 7: Conditions of this Offer.

Notwithstanding any other provision of this Offer, we will not be required to accept any Eligible Options tendered for exchange, and we may terminate or amend this Offer, or postpone our acceptance and cancellation of any Eligible Options tendered for exchange, in each case subject to rules promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), if at any time on or after the date hereof and prior to the Expiration Time any of the following events has occurred, or has been determined by us to have occurred or likely to occur, and, in our reasonable judgment makes it inadvisable to proceed with this Offer:

(a) there shall have been threatened or instituted or be pending any action or proceeding by any government or governmental, regulatory or administrative agency, authority or tribunal or any other person, before any court, authority, agency or tribunal that directly or indirectly challenges the making of this Offer, the acceptance for exchange or cancellation of some or all of the Eligible Options tendered for exchange pursuant to this Offer or the issuance of Replacement Options;

(b) there shall have been any action threatened, pending or taken, or approval withheld, or any statute, rule, regulation, judgment, order or injunction threatened, proposed, sought, promulgated, enacted, entered, amended, enforced or deemed to be applicable to this Offer or any Eligible Options tendered for exchange, or to us, by any court or any authority, agency or tribunal that would or might directly or indirectly:

(i) make the acceptance for exchange of, or issuance of Replacement Options for, some or all of the Eligible Options tendered for exchange illegal or otherwise restrict or prohibit consummation of this Offer;

(ii) delay or restrict our ability, or render us unable, to accept for exchange, cancel or issue Replacement Options for some or all of the Eligible Options tendered for exchange;

(iii) materially impair (such as by increasing the accounting or other costs of this Offer to us) the contemplated benefits of this Offer to us; or

(iv) materially and adversely affect the business, condition (financial or other), income or operations of Midas;

(c) there shall have occurred:

(i) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market;

(ii) the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, whether or not mandatory, or any limitation, or any event which, in our reasonable judgment, might affect the extension of credit by lending institutions in the United States;

(iii) the commencement or escalation of a war, armed hostilities or other international or national crisis directly or indirectly involving the United States;

(iv) any limitation, whether or not mandatory, by any governmental, regulatory or administrative agency or authority on, or any event that might affect, the extension of credit by banks or other lending institutions in the United States;

(v) any significant increase or decrease in the market price of the shares of our common stock;

(vi) any change in the general political, market, economic or financial conditions in the United States or abroad that could have a material adverse effect on the business, condition (financial or other) or operations of Midas or on the trading in our common stock; or

(vii) in the case of any of the foregoing existing at the time of the commencement of this Offer, a material acceleration or worsening thereof.

(d) a tender or exchange offer with respect to some or all of our common stock, or a merger or acquisition proposal for us, shall have been proposed, announced or made by another person or entity or shall have been publicly disclosed; or

(e) any change or changes shall have occurred in the business, condition (financial or other), assets, income or operations of Midas that, in our reasonable judgment, is or may have a material adverse effect on Midas.

The conditions to this Offer are for our benefit. We may assert them in our sole discretion regardless of the circumstances giving rise to them before the Expiration Time. We may waive them, in whole or in part, at any time and from time to time prior to the Expiration Time, in our reasonable discretion, whether or not we waive any other condition to this Offer. Our failure at any time to exercise any of these rights shall not be deemed a waiver of any such rights. The waiver of any of these rights with respect to particular facts and circumstances shall not be deemed a waiver with respect to any other facts and circumstances. Any determination we make concerning the events described in this Section 7 will be final and binding upon all persons.

SECTION 8: Source and Amount of Consideration; Terms of Replacement Options.

Consideration. Subject to applicable laws and regulations, we will issue Replacement Options to purchase shares of common stock of Midas under the respective Plan under which the Eligible Options being exchanged were granted in exchange for outstanding Eligible Options properly tendered for exchange and accepted by us. The number of shares of common stock subject to each Replacement Option granted pursuant to this Offer will be determined as described below, subject to adjustments for any stock splits, stock dividends and similar events affecting the common stock of Midas and in accordance with the terms of the applicable Plan pursuant to which the Eligible Option was granted.

The number of shares represented by the Replacement Options will be determined using an exchange ratio designed to result in the fair value of the Replacement Options at the time the Replacement Options are granted being approximately equal to the fair value of the Eligible Options tendered for exchange at the time immediately prior to the Eligible Options being cancelled. The exchange ratios used in this Offer will be calculated by our Compensation Committee based upon the calculations of an independent valuation firm using the Black-Scholes option valuation model and based upon the closing price of our common stock as reported on the NYSE on the exchange date, which is expected to be the expiration date of this Offer.

The number of shares you will be entitled to purchase pursuant to a Replacement Option will be determined as follows: multiply (i) the number of shares you would have been entitled to purchase pursuant to the Eligible Option you exchanged for the Replacement Option by (ii) the applicable exchange ratio.

We will not issue any Replacement Options exercisable for fractional shares. Instead, in each case where the exchange formula yields a fractional amount of shares, we will round to the nearest whole number of shares.

The Black-Scholes valuation model, as we will apply it for purposes of this Offer and the determination of the fair value of an option, will take into account (i) the closing price of our common stock on the NYSE on the exchange date of this Offer, (ii) the exercise price of the Eligible Option, (iii) the expected volatility of our common stock over the projected life of the option, (iv) the estimated expected life of the Eligible Option, (v) the risk-free interest rate over the projected life of the option, and (vi) the expected dividends on our common stock.

Set forth below are the exchange ratios applicable to each tranche of Eligible Options at the indicated assumed closing price of our common stock on the exchange date, which is expected to be the expiration date of this Offer.

The table below shows for each of the Eligible Option exercise prices, the number of Replacement Options an Eligible Person would receive in exchange for each Eligible Option surrendered, using the August 6, 2010 stock price of $8.55:

	Exercise Price of	Exchange Ratio @
Stock Options Expiring on	Eligible Option Grant	US$6.00	US$7.50	US$9.00	US$10.50	US$12.00
May 11, 2014	$18.65	0.1633	0.2324	0.2986	0.3602	0.4170
November 9, 2014	$19.01	0.1950	0.2673	0.3345	0.3957	0.4514
May 10, 2015	$22.17	0.1880	0.2558	0.3188	0.3759	0.4293
June 14, 2015	$23.99	0.1736	0.2378	0.2984	0.3540	0.4057
May 9, 2016	$21.74	0.2660	0.3406	0.4069	0.4646	0.5169
May 8, 2017	$21.53	0.3420	0.4197	0.4867	0.5438	0.5946
May 6, 2018	$15.22	0.5380	0.6194	0.6855	0.7403	0.7882

The exchange ratio examples in the table above are for purposes of illustration only, and actual exchange ratios and, accordingly, the number of Replacement Options you would receive, will depend on our closing stock price on the NYSE on the exchange date, which is expected to be the expiration date of this Offer.

Terms of Replacement Options. The terms of Replacement Options will be substantially similar to those of the Eligible Options for which they are exchanged, except that (i) the Replacement Options are expected to be granted on the expiration date of this Offer; (ii) the Replacement Options will be subject to a new vesting schedule as described herein; (iii) the per share exercise price of the Replacement Options will be the closing price of our common stock on the NYSE on the grant date; (iv) the number of shares underlying the Replacement Options will be less than the number of shares underlying the Eligible Options they were exchanged for and will be determined as described above; and (v) the Replacement Options will have a 10-year term.

The terms and conditions of your Eligible Options are set forth in the respective Eligible Option grant documents evidencing those grants and in the respective Plan under which they are outstanding. The description of the Replacement Options set forth herein is only a summary of some of the material provisions of the Replacement Option grant documents for those grants and the respective Plan under which they will be granted, but is not complete. These descriptions are subject to, and qualified in their entirety by reference to, the actual provisions of the applicable Replacement Option grant documents and the respective Plan. Additional information regarding each Plan may be found in the Form S-8 registration statement and related prospectus prepared by us in connection with such Plan. These documents can be obtained by contacting Mike Kunstman at (630) 438-3055.

Exercise. Generally, you may exercise the vested portion of your Replacement Options at any time before the Replacement Option expires. Your vested Replacement Options will be exercisable for 10 years from the grant date.

Income Tax Consequences of the Option Exchange. Please refer to Section 13 of this offering memorandum for a discussion of the material U.S. federal income tax consequences of the exchange of Eligible Options under this Offer.

Registration and Sale of Option Shares. All shares of common stock issuable upon exercise of options granted under the Plans, including the shares that will be issuable upon exercise of all Replacement Options, have been registered under the Securities Act of 1933 on one or more registration statements on Form S-8 filed with the SEC. Unless you are considered an “affiliate” of Midas, you will be able to sell your option shares free of any transfer restrictions under SEC Rule 144 promulgated under the Securities Act of 1933.

IMPORTANT NOTE: The statements in this offering memorandum concerning the Plans and the Replacement Options are summaries. The statements are subject to, and are qualified in their entirety by reference to, the provisions of each Plan. Copies of each Plan and its related prospectus are available by contacting Mike Kunstman at (630) 438-3055.

SECTION 9: Information Concerning Midas, Inc.

Midas, Inc. has been in the business of selling automotive repair franchises since 1956. We are a Delaware corporation. Our principal executive offices are located at 1300 Arlington Heights Road, Itasca, Illinois 60143, and our telephone number is (630) 438-3000. Our Internet address is www.midas.com.

Certain Financial Information. Set forth below is a summary of our financial information. This information is derived from and qualified by reference to our publicly available consolidated financial statements and should be read in conjunction with the financial statements, related notes and other financial information included in the sections entitled “Item 6. Selected Financial Data,” and “Item 8. Financial Statements and Supplementary Data” of our Annual Report on Form 10-K for the fiscal year ended January 2, 2010 and in the sections entitled “Part I. Financial Information—Item 1. Condensed Financial Statements” of our Quarterly Report on Form 10-Q for the quarter ended July 3, 2010. See Section 16 of this offering memorandum for instructions on how you can obtain copies of the SEC reports that contain our audited financial statements and unaudited financial data. For information regarding the accounting consequences of this Offer, see Section 11 of this offering memorandum.

The following tables set forth selected consolidated financial data at or for each of the fiscal periods ended July 3, 2010 and July 4, 2009.

Summary Consolidated Income Statements and Balance Sheets (amounts in thousands, except per share data):

MIDAS, INC.

CONDENSED STATEMENTS OF OPERATIONS (Unaudited)

(In millions, except for earnings per share)

	For the quarter ended fiscal June		For the six months ended fiscal June
	2010	2009	2010	2009
	(13 weeks)	(13 weeks)	(26 weeks)	(26 weeks)
Sales and revenues:
Franchise royalties and license fees	$14.0	$14.0	$26.9	$27.0
Real estate revenues from franchised shops	7.9	8.1	15.8	16.4
Company-operated shop retail sales	20.5	16.8	40.3	32.4
Replacement part sales and product royalties	5.4	6.0	11.0	12.1
Software sales and maintenance revenue	1.5	1.5	3.0	2.8

Total sales and revenues	49.3	46.4	97.0	90.7

Operating costs and expenses:
Franchised shops – occupancy expenses	5.4	5.6	10.9	11.3
Company-operated shop parts cost of sales	5.7	4.6	11.2	8.9
Company-operated shop payroll and employee benefits	8.7	7.1	16.8	13.7
Company-operated shop occupancy and other operating expenses	6.6	5.5	13.0	10.8
Replacement part cost of sales	4.6	5.3	9.5	10.6
Warranty expense	0.4	0.3	0.6	0.4
Selling, general, and administrative expenses	13.9	13.9	27.6	27.1
(Gain) loss on sale of assets, net	—	—	(0.1)	0.1
Business transformation charges	—	0.2	—	0.2

Total operating costs and expenses	45.3	42.5	89.5	83.1
Operating income	4.0	3.9	7.5	7.6
Interest expense	(2.4)	(2.1)	(4.9)	(4.1)
Other income, net	—	0.2	0.2	0.3

Income before income taxes	1.6	2.0	2.8	3.8
Income tax expense	0.8	1.6	1.3	2.4

Net income	$0.8	$0.4	$1.5	$1.4

Earnings per share:
Basic	$0.06	$0.03	$0.11	$0.10

Diluted	$0.06	$0.03	$0.11	$0.10

Average number of shares:
Common shares outstanding	13.8	13.8	13.7	13.7
Common stock warrants	0.1	0.1	0.1	0.1

Shares applicable to basic earnings	13.9	13.9	13.8	13.8
Equivalent shares on outstanding stock awards	0.1	0.1	0.1	0.1

Shares applicable to diluted earnings	14.0	14.0	13.9	13.9

MIDAS, INC.

CONDENSED BALANCE SHEETS

(In millions, except per share data)

	Fiscal June 2010	Fiscal December 2009
	(Unaudited)
Assets:
Current assets:
Cash and cash equivalents	$1.3	$0.9
Receivables, net	25.0	29.7
Inventories	5.3	5.6
Deferred income taxes	9.7	9.5
Prepaid assets	4.5	4.4
Other current assets	2.4	3.0

Total current assets	48.2	53.1
Property and equipment, net	84.3	86.4
Goodwill and other intangible assets, net	41.7	36.8
Deferred income taxes	44.9	46.1
Other assets	5.7	6.2

Total assets	$224.8	$228.6

Liabilities and equity:
Current liabilities:
Current portion of long-term obligations	$1.5	$1.5
Current portion of accrued warranty	2.0	2.0
Accounts payable	21.5	22.8
Accrued expenses	20.1	24.0

Total current liabilities	45.1	50.3
Long-term debt	70.1	71.9
Obligations under capital leases	1.5	1.6
Finance lease obligation	29.8	30.5
Pension liability	20.0	20.1
Accrued warranty	10.0	11.3
Deferred warranty obligation	6.1	5.3
Other liabilities	6.2	4.6

Total liabilities	188.8	195.6

Temporary equity:
Non-vested restricted stock subject to redemption	3.5	3.7
Shareholders’ equity:
Common stock ($.001 par value, 100 million shares authorized, 17.7 million shares issued) and paid-in capital	8.1	6.3
Treasury stock, at cost (3.5 million shares)	(71.6)	(71.5)
Retained income	112.5	111.0
Accumulated other comprehensive loss	(16.5)	(16.5)

Total shareholders’ equity	32.5	29.3

Total liabilities and shareholders’ equity	$224.8	$228.6

Book value per share	$2.57	$2.39

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth the ratio of our earnings to our fixed charges for the periods indicated.

	Year Ended		Quarter Ended	Six Months Ended
	January 2, 2010	January 3, 2009	July 3, 2010	July 3, 2010
Ratio of earnings to fixed charges	1.8	2.4	1.7	1.6

SECTION 10: Interests of Directors, Executive Officers and Affiliates; Transactions and Arrangements Concerning the Eligible Options.

A list of the directors and executive officers of Midas is attached as Schedule A to this offering memorandum.

Members of our Board of Directors will not be eligible to participate in this Offer. The five named executive officers are eligible to participate in this Offer. The beneficial ownership of Eligible Options of these named executive officers is set forth below as of August 6, 2010:

	Number of Outstanding Options
Name or Group	Incentive Plan	Treasury Stock Plan
Alan D. Feldman
Chairman, President and Chief Executive Officer	349,500	50,000
William M. Guzik
Executive Vice President and Chief Financial Officer	59,500	8,000
Frederick W. Dow, Jr.
Senior Vice President and Chief Marketing Officer	54,000	8,000
Alvin K. Marr
Senior Vice President, General Counsel and Secretary	41,100	8,000
Michael J. Gould
Senior Vice President, Franchise Operations	29,100	—
Executive Group	533,200	74,000
Non-Executive Officer Employee Group	131,700	10,000

As of August 6, 2010, our directors and executive officers (11 persons) as a group held options outstanding under the Plans to purchase a total of 1,600,043 shares of our common stock. This number represented approximately 83.2% of the shares subject to all options outstanding under the Plans as of August 6, 2010.

For more detailed information on the beneficial ownership of our common stock by our directors and executive officers, you can consult the beneficial ownership table on page 28 of our definitive proxy statement for our 2010 annual meeting of shareholders.

Except as described in this offering memorandum and except as set forth in our Annual Report on Form 10-K for the fiscal year ended January 2, 2010, or our definitive proxy statement for our 2010 annual meeting of shareholders, and other than outstanding options and other awards granted from time to time to certain of our employees (including executive officers) and our directors under our compensation and incentive plans, neither we nor any person controlling us nor, to our knowledge, any of our directors or executive officers, is a party to any contract, arrangement, understanding or relationship with any other person relating, directly or indirectly, to an offer with respect to any of our securities (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations).

SECTION 11: Status of Eligible Options Acquired by Us in this Offer; Accounting Consequences of this Offer.

Each Eligible Option that we acquire pursuant to this Offer will be cancelled. Subsequently, the shares of common stock subject to an exchanged Eligible Option will be available for future awards, including as shares reserved for issuance upon exercise of the Replacement Options. Consistent with the terms of each Plan, the pool of shares available for the grant of future awards under such Plan will be increased by the number of shares equal to the difference between (a) the number of shares subject to tendered Eligible Options granted under such Plan and (b) the number of shares subject to the corresponding Replacement Options granted under such Plan.

We have adopted the provisions of Financial Accounting Standards Codification Topic 718 (formerly referred to as Financial Accounting Standards Board Statement of Financial Accounting Standards No. 123 (Revised), or SFAS 123(R)), regarding accounting for share-based payments. Under FASC Topic 718, we will recognize the incremental compensation cost of the Replacement Options. The incremental compensation cost will be measured as the excess, if any, of the fair value of the Replacement Options granted in exchange for surrendered Eligible Options, over the fair value of the Eligible Options surrendered in exchange for the Replacement Options. The fair value of Replacement Options will be measured as of the date they are granted and the fair value of the Eligible Options surrendered will be measured immediately prior to the cancellation. This incremental compensation cost will be recognized in compensation expense ratably over the vesting period of the Replacement Options. However, because the exchange ratios will be calculated to result in the fair value of Eligible Options surrendered being approximately equal to the fair value of the Replacement Options replacing them, we do not expect to recognize any significant incremental compensation expense for financial reporting purposes as a result of this Offer. As would be the case with Eligible Options, in the event that any of the Replacement Options are forfeited prior to their vesting due to termination of employment, the compensation cost for the forfeited Replacement Options will not be recorded.

Since these factors cannot be predicted with any certainty at this time and will not be known until the expiration of this Offer, we cannot predict the exact amount of the charge that would result from this Offer.

SECTION 12: Legal Matters; Regulatory Approvals.

We are not aware of any license or regulatory permit that appears to be material to our business that might be adversely affected by our grant of Replacement Options in exchange for Eligible Options as contemplated by this Offer. If any approval or other action by any government or governmental, administrative or regulatory authority or agency is required for the acquisition or ownership of our options and a procedure for obtaining such approval or other action is practically available we presently contemplate that we will undertake commercially reasonable steps to obtain such approval or take such other action. We are unable to predict whether we may in the future determine that we are required to delay the acceptance of Eligible Options or not accept Eligible Options for exchange pending the outcome of any such matter. We cannot assure you that any such approval or other action, if needed, can be obtained or can be obtained without substantial conditions or that the failure to obtain any such approval or other action might not result in adverse consequences to our business. Our obligation under this Offer to accept Eligible Options tendered for exchange and to grant Replacement Options for Eligible Options tendered for exchange is subject to conditions, including the conditions described in Section 7 of this offering memorandum.

SECTION 13: Material U.S. Federal Income Tax Consequences.

The following section provides a general summary of material federal income tax consequences associated with the Exchange Program and the Replacement Options, and does not constitute tax advice. The information provided in this section is based on the Internal Revenue Code, Treasury Regulations and administrative and judicial authorities as of the date of this Offer, all of which may change, possibly on a retroactive basis. This section does not discuss other federal tax consequences (such as employment or estate and gift taxes) or state, local or non-U.S. tax consequences. This section may not discuss all of the tax consequences that are relevant to you in light of your particular circumstances. You should consult with your tax advisor for further information with respect to the federal, foreign, state, local, and any other tax consequences of your participation in the Exchange Program.

Federal Income Tax Consequences of the Exchange of Options. If you tender Eligible Options for cancellation in exchange for Replacement Options, you will not recognize income for federal income tax purposes. Similarly, the grant of the Replacement Options will not cause you to recognize income for federal income tax purposes. Since none of the Replacement Options will be incentive stock options, the tax consequences of incentive stock options are not summarized below.

Non-Qualified Stock Options. A recipient will not recognize any taxable income upon the grant of a nonqualified stock option and the Company will not receive a deduction at the time of such grant unless such option has a readily ascertainable fair market value (as determined under applicable tax law) at the time of grant. Upon exercise of a nonqualified stock option, the recipient generally will recognize ordinary income in an amount equal to the excess of the fair market value of the shares of stock on the date of exercise over the exercise price. Upon a subsequent sale of such shares by the recipient, the recipient will recognize short-term or long-term capital gain or loss depending upon his or her holding period of such shares of stock. Subject to the limitations under Sections 162(m) and 280G of the Internal Revenue Code (as described below), the Company will generally be allowed a deduction equal to the amount recognized by the recipient as ordinary income.

Certain Other Tax Issues. In addition to the matters described above, (i) any entitlement to a tax deduction on the part of the Company is subject to applicable federal tax rules (including, without limitation, Section 162(m) of the Internal Revenue Code regarding the $1,000,000 limitation on deductible compensation), and (ii) if the exercisability or vesting of any option is accelerated because of a change in control, such option (or a portion thereof), either alone or together with certain other payments, may constitute non-deductible excess parachute payments under Section 280G of the Internal Revenue Code, which may be subject to a 20% excise tax on recipients. Officers and directors of the Company subject to Section 16(b) of the Exchange Act may be subject to special tax rules regarding the income tax consequences concerning their options.

As noted above, this discussion is only a summary of material federal income tax considerations and is not a substitute for professional tax advice. Before you decide whether to participate in the Exchange Program, we urge you to consult with your own tax advisor for an explanation of the federal income and other tax considerations that apply in the context of your own situation.

SECTION 14: Extension of Offer; Termination; Amendment.

We expressly reserve the right, in our sole discretion, at any time and from time to time, and regardless of whether or not any event set forth in Section 7 of this offering memorandum has occurred or is deemed by us to have occurred, to extend the period of time during which this Offer is open, and, by doing so, delay the acceptance for exchange of any Eligible Options, by giving oral or written notice of the extension to the Eligible Persons eligible to participate in the exchange or making a public announcement of the extension.

We also expressly reserve the right, in our reasonable judgment, before the Expiration Time, including the Expiration Time as the same may be extended, to terminate or amend this Offer or to postpone our acceptance and cancellation of any Eligible Options tendered for exchange upon the occurrence of any of the conditions specified in Section 7 of this offering memorandum by giving oral or written notice of the termination, amendment or postponement to the Eligible Persons eligible to participate in the Exchange Program or making a public announcement of the termination, amendment or postponement. If this Offer is terminated or withdrawn, any Eligible Options tendered for exchange will remain outstanding and retain their existing terms, including the existing exercise price, vesting schedule and expiration date. Any termination or withdrawal of this Offer will be treated as if no offer to exchange was ever made.

Subject to compliance with applicable law, we further reserve the right, in our sole discretion, and regardless of whether any event set forth in Section 7 of this offering memorandum has occurred or is deemed by us to have occurred, to amend this Offer in any respect,

Amendments to this Offer may be made at any time and from time to time by public announcement of the amendment. In the case of an extension of the Expiration Time, the amendment must be announced no later than 9:00 a.m. EST on the next business day after the last previously scheduled or announced Expiration Time. Any public announcement made pursuant to this Offer will be disseminated promptly to Eligible Persons in a manner reasonably designed to inform Eligible Persons of the change. Without limiting the manner in which we may choose to make a public announcement, except as required by applicable law, we have no obligation to publish, advertise or otherwise communicate any public announcement other than by making a press release. For purposes of this Offer, a “business day” means any day other than Saturday, Sunday or a federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, EST.

If we materially change the terms of this Offer or the information concerning this Offer, or if we waive a material condition of this Offer, we will extend this Offer in accordance with applicable legal requirements. Except for a change in price, the amount of time by which we will extend this Offer following a material change in the terms of this Offer or information concerning this Offer will depend on the facts and circumstances, including the relative materiality of such terms or information. If we materially change the terms of this Offer or the information concerning this Offer, we will publish notice or otherwise notify you of our action in writing, in accordance with applicable legal requirements. If this Offer is scheduled to expire at any time earlier than the expiration of a period ending on the tenth business day from, and including, the date that notice of such material change is first published, sent or given, we will extend this Offer so that this Offer is open at least 10 business days following the publication, sending or giving of such notice.

SECTION 15: Fees and Expenses.

We will not pay any fees or commissions to any broker, dealer or other person for soliciting elections to exchange Eligible Options pursuant to this Offer.

SECTION 16: Additional Information.

This offering memorandum is a part of a Tender Offer Statement on Schedule TO that we have filed with the SEC. This offering memorandum does not contain all of the information contained in the Schedule TO and the exhibits to the Schedule TO. We recommend that you review the Schedule TO, including its exhibits, and the following materials that we have filed with the SEC before making a decision on whether to exchange Eligible Options:

(a) Midas, Inc.’s Annual Report on Form 10-K, for the fiscal year ended January 2, 2010 (File No. 001-13409).

(b) Midas, Inc.’s Quarterly Report on Form 10-Q for the quarter ended April 3, 2010 (File No. 001-13409).

(c) Midas, Inc.’s Quarterly Report on Form 10-Q for the quarter ended July 3, 2010 (File No. 001-13409).

(d) Midas, Inc.’s Definitive Proxy Statement for the 2010 Annual Meeting of Shareholders (File No. 001-13409), filed with the SEC on April 5, 2010.

(e) Midas, Inc.’s Current Report on Form 8-K, filed with the SEC on July 8, 2010 (File No. 001-13409).

(f) Midas, Inc.’s registration statement on Form S-8 (File No. 333-128503) (registering shares to be granted under the Incentive Plan), filed with the SEC on September 22, 2005.

(g) Midas, Inc.’s registration statement on Form S-8 (File No. 333-89226) (registering shares to be granted under the Treasury Stock Plan), filed with the SEC on May 28, 2002.

(h) Description of our common stock contained in our registration statement on Form 10/A No. 5, dated January 10, 2008 (File No. 001-13409).

(i) Description of the preferred stock purchase rights with respect to our common stock contained in our registration statement on Form 8-A, dated December 15, 2009 (File No. 001-13409).

(j) Description of the preferred stock purchase rights with respect to our common stock contained in our registration statement on Form 8-A/A Amendment No. 1, dated December 15, 2009 (File No. 001-13409).

These filings, our other annual, quarterly and current reports, our proxy statements and our other SEC filings may be examined, and copies may be obtained, at the following SEC public reference room:

100 F Street, N.E.

Room 1580

Washington, D.C. 20549

Our SEC filings are also available to the public on the SEC’s internet site at http://www.sec.gov.

We will also provide, without charge, to each person to whom a copy of this offering memorandum is delivered, upon the written or oral request of any such person, a copy of any or all of the documents to which we have referred you, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents). Requests should be directed to:

Midas, Inc.

Attention: Corporate Secretary

1300 Arlington Heights Road

Itasca, Illinois 60143

or by telephoning Mike Kunstman at (630) 438-3055.

The information contained in this offering memorandum about Midas should be read together with the information contained in the documents to which we have referred you.

As you read the foregoing documents, you may find some inconsistencies in information from one document to another. If you find inconsistencies between the documents, or between a document and this offering memorandum, you should rely on the statements made in the most recently dated document.

SECTION 17: Miscellaneous.

This offering memorandum and our SEC reports referred to above include “forward-looking statements.” You can identify these statements by the fact that they do not relate strictly to historical or current facts. They contain words such as “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “may,” “can,” “could,” “might,” “should” and other words or phrases of similar meaning. Any or all of the forward-looking statements included in this offering memorandum and our SEC reports or other public statements made by us are not guarantees of future performance and may turn out to be inaccurate. This can occur as a result of incorrect assumptions or as a consequence of known or unknown risks and uncertainties. These factors include, among other things, the risk factors and other cautionary statements included in our most recently filed reports on Form 10-K and Form 10-Q. Forward-looking statements speak only as of the date they are made. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

The safe harbor provided in the Private Securities Litigation Reform Act of 1995, by its terms, does not apply to statements made in connection with this Offer.

We are not aware of any jurisdiction where the making of this Offer is not in compliance with applicable law. If we become aware of any jurisdiction where the making of this Offer is not in compliance with any valid applicable law, we will make a good faith effort to comply with that law. If, after a good faith effort, we cannot comply with an applicable law, this Offer will not be made to, nor will elections to exchange Eligible Options be accepted from or on behalf of, the Eligible Persons residing in a jurisdiction where that law is applicable.

We have not made nor have we authorized any person to make on our behalf any recommendation as to whether you should elect to exchange or refrain from exchanging your Eligible Options pursuant to this Offer. You should rely only on the information contained in this offering memorandum or other information to which we have in this offering memorandum referred you. We have not authorized anyone to give you any information or to make any representations in connection with this Offer other than the information and representations contained in this offering memorandum or in the related Election Form. If anyone makes any recommendation or representation to you or gives you any information, you must not rely upon that recommendation, representation or information as having been authorized by us.

Midas, Inc.

August 12, 2010

SCHEDULE A

INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE OFFICERS OF

MIDAS, INC.

The directors and executive officers of Midas, Inc. and their positions with the Company as of August 6, 2010 are set forth in the following table:

Name	Position(s) with the Company
Alan D. Feldman	Chairman, President, Chief Executive Officer and Director
William M. Guzik	Executive Vice President and Chief Financial Officer
Frederick W. Dow, Jr.	Senior Vice President and Chief Marketing Officer
Michael J. Gould	Senior Vice President—Franchise Operations
Alvin K. Marr	Senior Vice President, General Counsel & Secretary
James M. Haeger, Jr.	Vice President and Controller
Robert R. Schoeberl	Lead Director
Thomas L. Bindley	Director
Archie R. Dykes	Director
Jarobin Gilbert, Jr.	Director
Diane L. Routson	Director

The address of each director and executive officer is: c/o Midas, Inc., 1300 Arlington Heights Road, Itasca, Illinois 60143.

A-1